Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Modified S&P DTI-TR Linked Notes
Due May 23, 2008
Final Term Sheet

Aggregate Principal Amount:	$10,000,000

Trade Date:	May 2, 2007

Original Issue Date:	May 16, 2007

Maturity Date:

May 23, 2008 (the “Stated Maturity Date”), unless such day is not a Business Day in which case the Stated Maturity Date will be the next following Business Day. If the fifth Business Day before the Stated Maturity Date is not the Determination Date, then the Maturity Date will be the fifth Business Day after the Determination Date.

Determination Date:

May 16, 2008, provided however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing; provided, however, that in any event the Determination Date will be no later than May 23, 2008 (or, if such day is not a Business Day, the Business Day immediately following May 23, 2008).

Spread:	Minus 0.27% per annum.

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Index Level:	1356.437

Trigger Level:	1152.971

CUSIP:	00254ECH3

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.